UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PURESPECTRUM, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74624D102000
(CUSIP Number)

Tony R. Golden
1504 Macy Drive
Roswell, Georgia 30075
Tel: (770) 518-3449

Copies to:

Gregory Bartko, Esq.
Law Office of Gregory Bartko, LLC
3475 Lenox Road, Suite 400
Atlanta, Georgia 30326
Fax: (866) 342-4092
(Name, Address and Telephone Number of Persons Authorized to
Receive Notice and Communications)

November 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102
(1) NAMES OF REPORTING PERSONS: Shareholder Development Group, LLC and Tony Golden
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): ☐ (a) ☐ (b)
(3) SEC USE ONLY:
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS): Shareholder Development Group OO – SC, Mr. Golden PF
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Shareholder Development Group, LLC is a limited liability company organized in the State of Georgia. Mr. Tony Golden is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY HELD BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER: 15,067,131
(8) SHARED VOTING POWER: 15,067,131
(9) SOLE DISPOSITION POWER: 15,067,131
(10) SHARED DISPOSITION POWER: 15,067,131
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,067,131
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%1
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO, IN

1 Percentages are based on 215,455,090 shares of Common Stock outstanding as disclosed in the Issuer’s latest Edgar filing.

 Item 1: Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the "Shares") of Pure Spectrum, Inc. (the “Company” or the “Issuer”).

 The name and address of the principal executive offices of the Issuer are:

Pure Spectrum, Inc.
340 Eisenhower Dr, Suite 610
Savannah, GA 31406.

Item 2: Identity and Background.

(a)	The name(s) of the person(s) filing this statement are Tony R. Golden and Shareholder Development Group.

(b)	The principal address of both Mr. Golden and Shareholder Development Group, LLC is 1504 Macy Drive Roswell, Georgia 30075

(c)	The principal occupation(s) of Mr. Golden is sole managing member of Shareholder Development Group, LLC. The principal business of Shareholder Development Group is investor relations and marketing.

(d)	During the last five years, the reporting person(s) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the reporting person(s) have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Golden is a United States citizen. Shareholder Development Group is a Georgia limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On November 10, 2009, Mr. Golden and Shareholder Development Group received Shares of the Company in exchange for services rendered related to investor relations work.  Mr. Golden  purchased additional shares from personal funds.

Item 4. Purpose of Transaction.

The Shares were acquired by Shareholder Development Group in the ordinary course of business and by Mr. Golden for personal investment.

Item 5. Interest in Securities of the Issuer.

(a)
To the knowledge of the reporting person(s), neither Mr. Golden nor Shareholder Development Group, nor any other person affiliated with Shareholder Development Group, has any ownership interest in the Shares of the Company, except the 15,067,131 disclosed in this 13D.

(b)
Mr. Golden, as the manager of Shareholder Development Group, maintains sole voting power of the 13,660,631 Shares owned by Shareholder Development Group and 300,000 Shares owned by his children of the total Shares identified in paragraph (a) of this Item 5.

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Not applicable except as otherwise described in Items 3, 4 and 5 of this amended Schedule 13D.

Item 7. Material to be filed as Exhibits.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2010	By:	/s/ Tony R. Golden
Tony R. Golden
Individually and as Manager of Shareholder Development Group, LLC